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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ ]Form 10-K   [ ]Form 20-F  [ ]Form 11-K  [X]Form 10-Q  [ ]Form N-SAR
     For Period Ended: year ended December 31, 1996
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-F
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR For the Transition Period Ended:

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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
     Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.


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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable
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Part I--Registrant Information
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     Full Name of Registrant:                    PROVIDENT AMERICAN CORPORATION
     Former Name if Applicable:
     Address of Principal Executive Office:      2500 DeKalb Pike
                                                 Norristown, PA 19404-0511
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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] Yes       [ ] No

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due
date; and [ ] Yes       [X] No

         (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.  [ ] Yes       [X] No

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Part III--Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                  See Schedule "A" attached hereto.

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Part IV--Other Information

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         (1) Name and telephone number of person to contact in regard to this notification

Benedict J. Iacovetti, Chief Financial Officer     (610)          279-2500
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                     (Name)                      (Area Code)  (Telephone Number)
[/TABLE]

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).           [ ] Yes       [X] No


         See Schedule "A". The resignation of the Company's prior auditors, which resulted in the Form 10-K not being filed in a timely manner, is the same reason the Form 10-Q for the quarter ended March 31, 1998 will not be filed in a timely manner.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         The Company can not estimate operating results for the quarter ended March 31, 1998 prior to the Company's consulting actuaries completing their detailed review of the Company's group health claim reserves and deferred acquisition costs as of December 31, 1997 as described in Schedule B. The Company's operating results for the quarter ended March 31, 1998 will include a $4,000,000 realized gain on the Company's sale of an 80% interest in its wholly owned subsidiary Montgomery Management Corporation and include expense related to costs incurred from the Company's entering into an exclusive marketing arrangement with AOL, Inc. This compares to net income applicable to common stock of $778,000 for the quarter ended March 31, 1997 which included $998,000 of realized gains on the sale of investments, primarily Loewen Corporation common stock acquired as a result of a legal settlement which occurred in 1996.




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                                   PROVIDENT AMERICAN CORPORATION
                                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 15, 1998                 By  /s/ Benedict J. Iacovetti
                                        ------------------------------
                                        Name:  Benedict J. Iacovetti
                                        Title: Chief Financial Officer








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                                   Schedule A

         On December 22, 1997, PAMCO's former independent auditors, Coopers Lybrand, LLP ("C&L"), resigned. This action was taken without prior warning. There were no accounting irregularities or reportable events that prompted the C&L resignation decision, as was detailed in our previous 8-K filing with the Commission. The C&L resignation created significant timing difficulties with respect to interviewing and retaining a new auditing firm. Preliminary discussions with several auditing firms indicated that the audit of the 1997 financial statements could not be completed in time for the Company to file its Form 10-K on a timely basis. The Company then renewed discussions with C&L, at which time the Company requested that C&L reconsider its decision and told C&L that it was placing the Company in a tenuous position regarding the Company's ability to file its Form 10-K on a timely basis. C&L declined to reconsider.

After a lengthy interview process, which encompassed detailed discussions with many accounting firms, varying in size from several of the largest international firms, several national firms, and even several regional accounting firms, PAMCO selected BDO Seidman, LLP ("BDO") as its new auditors. A Form 8-K was also filed in this regard. This appointment became effective on February 23, 1998.

        BDO informed the Company's management that, given the timing of its appointment as auditors and the need for retention of a new actuarial firm, its audit of the Company's financial statements and issuance of its report thereon could not be completed by the March 31, 1998 deadline for filing the Company's 1997 Form 10-K. It should be noted that the actuarial function had previously been performed by C&L. In coordination with the hiring of BDO as the Company's new auditors, PAMCO also engaged the actuarial firm of Milliman & Robertson, Inc. ("M&R") to conduct a comprehensive study of the Company's health insurance products, including a detailed review of the claim reserve adequacy as of December 31, 1997, a detailed review of the Company's deferred acquisition costs, including the recoverability of such costs from the projected future cash flows of the underlying insurance products, a review of the adequacy of the Company's premium rates in relation to the insurance benefits provided under our various product forms, as well as a review of the Company's life insurance businesses. M&R was hired to perform these services on February 23, 1998, and has not yet completed their data gathering and analysis procedures.

        M&R's analysis described the preceding paragraph and resulting report thereon will be relied upon by BDO in the conduct of its audit (both statutory and GAAP). Accordingly, the completion of the 1997 audited financial statements has been delayed until both BDO and M&R complete their respective procedures and issue their reports. This will also be true with regard to the unaudited financial statements for the quarter ended March 31, 1998.

We have had discussions with BDO and M&R with regard to doing everything in their power to expedite the audit, and they have been extremely cooperative. However, given the recent appointment of BDO and M&R and the time each needs to complete its work, the Company anticipates that it will not be in a position to file its Form 10-Q for the quarter ended March 31, 1998 until June 1998.

Clearly, the resignation of C&L was beyond the control of the Company. Nonetheless, the Company will do everything in its power to file its Form 10-Q for the quarter ended March 31, 1998 as expeditiously as possible.